UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in the Registrant’s Certifying Accountant

On November 22, 2022, the audit committee of the board of directors of Starbox Group Holdings Ltd. (the “Company”) approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) and the engagement of YCM CPA INC. (“YCM”) to serve as the independent registered public accounting firm of the Company for (i) an audit of the Company’s financial statements for the fiscal year ended September 30, 2022 and subsequent financial years; (ii) a review of the Company’s semi-annual financial statements for the six months ending March 31, 2023 and subsequent semi-annual financial statements; and (iii) other audit functions as are required by the Company.

The Company engaged Marcum Asia during the period from October 20, 2022 to November 22, 2022 (the “Engagement Period”). During the Engagement Period, Marcum Asia did not issue any reports on the Company’s financial statements. Furthermore, during the Company’s two most recent fiscal years and through November 22, 2022, there have been no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements.

For the Company’s two most recent fiscal years and the subsequent interim period through the date of Marcum Asia’s dismissal, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Marcum Asia’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent fiscal years and through November 22, 2022, neither the Company nor anyone acting on the Company’s behalf consulted YCM with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Marcum Asia regarding Notice of Change of Auditors

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARBOX GROUP HOLDINGS LTD.

Date: November 29, 2022	By:	/s/ Lee Choon Wooi
Lee Choon Wooi
Chief Executive Officer, Director, and Chairman of the Board of Directors

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